Net Talk.com, Inc.

1100 NW 163rd Drive

Miami, Florida 33169

(305) 621-1200

Fax (305) 621-1201

May 12, 2009

VIA EDGAR & FACSIMILE (703) 813-6986

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Net Talk.com, Inc.

Registration Statement (Form S-1)

Filed February 9, 2009

File No. 333-157187

Dear Ms. Plowgian:

Net Talk.com, Inc. (the “Company”), in its capacity as the registrant under the above-captioned registration statement, hereby requests that the effective date of its registration statement, as filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2009 and amended on April 16, 2009 and May 8, 2009, be accelerated to Thursday, May 14, 2009 at 10:00 a.m., Eastern Standard Time, or as soon as possible thereafter.

In submitting this request for acceleration, the Company acknowledges that:

¡	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

¡

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

¡

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the information set out above or any additional comments, please call me at (305) 621-1200 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 204-6472.

Sincerely,

/s/ Guillermo Rodriguez

Guillermo Rodriguez

Chief Financial Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Charlie Meeks, CPA

KBL, LLP